Mail Stop 6010
Via Facsimile and U.S. Mail


November 28, 2005

Mr. Andrew K. Haste
Group Chief Executive
Royal & Sun Alliance Insurance Group plc
One Plantation Place, 9th Floor
30 Fenchurch Street
London EC3M 3BD, Great Britain

 Re:   Royal & Sun Alliance Insurance Group plc
         Form 20-F for Fiscal Year Ended December 31, 2004
          File No. 001-15146

Dear Mr. Haste:

      We have reviewed your October 20, 2005 response to our September 22, 2005 letter and have the following comments. In our comments, we ask you to provide us with in formation so that we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 5. Operating and Financial Review and Prospects

Liquidity and Capital Resources, page 97

1. Please refer to prior comment one. The restructuring of the US operations and sale of the life operations appears to have significantly reduced cash flow and eliminated important sources of future liquidity. While you propose some forward-looking disclosures such as reorganization costs expected to be incurred and expected annual savings and associated costs, the majority of your discussion appears to be historical in nature. Please tell us in a disclosure-type format the expected impact of your reorganization and restructuring programs on your future operating results and liquidity and capital resources. Include a comprehensive forward-looking discussion of related known trends, demands, commitments and uncertainties. Refer to Financial Reporting Codification Section 501.02.

Critical Accounting Policies, page 103

2. Please refer to prior comment three. You state that you do not derive statistical loss distributions or confidence levels around reserving estimates. However, you also state that in selecting the best reserve estimate, you consider the appropriateness of each method to the individual circumstances of the reserve class and underwriting year and consider key "variability factors" such as trends in loss severity, general economic conditions, future loss cost inflation and judicial trends. Please tell us in a disclosure-type format how the individual circumstances of each reserve class and accident year warrant use of different reserve methods. We are particularly interested in the degree of conservatism inherent in these different reserve methods and how often and under what circumstances the reserve method is changed for a reserve class and underwriting year. Also, describe how you judgmentally adjust the reserve projection for "variability factors" in developing your best reserve estimate. Quantify the impact of these "variability factor" adjustments on your reserve projections for each year presented. Link this discussion with your explanation of changes in prior year reserve estimates.

3. Please refer to prior comment four. We were unable to reconcile the total amounts in the table shown in your response to amounts disclosed on page 45 in your filing. Please explain this apparent inconsistency. Also, it is unclear which information in this response you plan to disclose in your 2005 Form 20-F. Please confirm your planned new disclosure.

Item 18. Financial Statements

Note 50. Additional US GAAP Disclosures, page F-97

4. Please refer to prior comment seven. Please tell us if there were any adjustments to previously reported amounts in discontinued operations as required by paragraph 44 of SFAS 144.

5. We are considering your response to prior comment eight.
Please describe to us how you accounted for these arrangements, your basis for recognizing related gain or loss, and provide references to applicable US GAAP technical literature. Tell us the amount and form of consideration received or paid in connection with these renewal rights transactions, the duration of the renewal rights period, your ongoing servicing obligations, the amount of 2003 gain or loss on a
US GAAP basis, the expected impact on future operating results on a
US GAAP basis and the nature of contingent obligations or guarantees.




*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your letter should key your responses to our comments. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

      You may contact Frank Wyman, Staff Accountant, at 202-551-
3660
or Don Abbott, Senior Staff Accountant, at 202-551-3608, if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

							Sincerely,


							Jim B. Rosenberg
						Senior Assistant Chief Accountant
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Mr. Andrew K. Haste
Royal & Sun Alliance Insurance Group plc
November 28, 2005
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